

WOODSIDE

RECEIVED

'07 APR 18 A 8:50

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

28 March 2007



07022627

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington   DC   20549
United States of America

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a
copy of the following Stock Exchange Release which has recently been filed with the
Australian Stock Exchange ("ASX") in relation to:

- Appendix 3B (Dividend Reinvestment Plan)

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED

APR 2 3 2007

THOMSON
FINANCIAL

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Woodside Petroleum Ltd.

ABN

55 004 898 962

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,431,408

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	8,709,831 ordinary fully paid shares issued under the terms and conditions of the Company's Dividend Reinvestment Plan. 5,721,577 ordinary fully paid shares issued under the terms and conditions of the Company's Dividend Reinvestment Plan Underwriting Agreement.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes. Securities rank equally with existing ordinary fully paid shares.
5	Issue price or consideration	8,709,831 at $35.28 per share to participants in the Dividend Reinvestment Plan. 5,721,577 at $35.93 per share in accordance with the Dividend Reinvestment Plan Underwriting Agreement.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	8,709,831 ordinary fully paid shares under the Company's Dividend Reinvestment Plan for the 2006 final dividend paid on 28 March 2007. 5,721,577 ordinary fully paid shares under the Company's Dividend Reinvestment Plan Underwriting Agreement for the 2006 final dividend paid on 28 March 2007.
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	28 March 2007

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	681,098,075	Ordinary fully paid

Number	+Class

9   Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)
     Same as for existing ordinary fully paid shares.

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32   How do †security holders dispose of
their entitlements (except by sale
through a broker)?

33   †Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
(*tick one*)

(a)   ☑   Securities described in Part 1

(b)   ☐   All other securities

                 Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or
documents

35   ☐   If the †securities are †equity securities, the names of the 20 largest holders of the
additional †securities, and the number and percentage of additional †securities held by
those holders

36   ☐   If the †securities are †equity securities, a distribution schedule of the additional
†securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional †securities

---

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _Kernot_   Date: 28 March 2007
         Company Secretary

Print name: Frances Margaret KERNOT

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